Exhibit 99.3

DLOCAL LIMITED

Restricted Stock Unit Agreement

This Restricted Stock Unit Agreement (this “Agreement”), is entered into as of […] (the “Effective Date”), by Dlocal Limited, a limited company established under the laws of the Cayman Islands (the “Company”) and […] (ID No. […]) (the “Participant”).

WHEREAS, the Participant is the holder of certain Restricted Stock Units (“RSUs”) pursuant to a Restricted Stock Unit Agreement with the Company (or a predecessor thereof), dated as of […], as amended from time to time, attached as Exhibit I hereto (collectively, the “Prior Award”).

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein the parties hereby agree as follows:

1.	Cancellation of the Award. The Participant acknowledges and accepts that the Prior Award, including all rights to receive Class A Common Shares of the Company (“Shares”) upon settlement of the RSUs granted thereunder, is hereby canceled and forfeited in its entirety.

2.	Grant of RSUs. The Company hereby grants to the Participant […] RSUs pursuant to the terms attached as Appendix I hereto (the “New Award”), which terms are substantially the same, being the only difference the date of signing of the Award. The New Award is being granted to replace the Prior Award with the New Award.

3.	Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with regard to the subject matter hereof. It supersedes any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof, including, for the avoidance of doubt, the Prior Award.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the Effective Date.

[…]	DLOCAL LIMITED

By:	By:

Title:	Title: